UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Jack in the Box Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

466367109
(CUSIP Number)

Robb LeMasters
Blue Harbour Group, LP
646 Steamboat Road
Greenwich, Connecticut 06830
(203) 422-6540

with a copy to:
Douglas A. Rappaport, Esq.
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, New York 10036
(212) 872-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 16, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 466367109	SCHEDULE 13D

1	NAME OF REPORTING PERSON Blue Harbour Group, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 299,851 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 299,851 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 299,851 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2% (1)
14	TYPE OF REPORTING PERSON PN, IA

(1)
Based on 25,813,361 shares of Common Stock of Jack in the Box Inc. (the “Issuer”) outstanding as of May 10, 2019, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on May 16, 2019.

CUSIP No. 466367109	SCHEDULE 13D

1	NAME OF REPORTING PERSON Blue Harbour Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 299,851 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 299,851 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 299,851 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2% (1)
14	TYPE OF REPORTING PERSON OO, HC

(1)		Based on 25,813,361 shares of Common Stock of the Issuer outstanding as of May 10, 2019, as reported in the Issuer's Form 10-Q filed with the SEC on May 16, 2019.

CUSIP No. 466367109	SCHEDULE 13D

1	NAME OF REPORTING PERSON Clifton S. Robbins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 299,851 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 299,851 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 299,851 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON IN, HC

(1)		Based on 25,813,361 shares of Common Stock of the Issuer outstanding as of May 10, 2019, as reported in the Issuer's Form 10-Q filed with the SEC on May 16, 2019.

Amendment No. 1 to Schedule 13D

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Blue Harbour Group, LP (“Manager”), Blue Harbour Holdings, LLC (“Manager GP”) and Clifton S. Robbins (“Mr. Robbins”, and collectively with Manager and Manager GP, the “Reporting Persons”) on November 9, 2018 with respect to the Common Stock, par value $0.01 (the “Common Stock”) of  Jack in the Box Inc. (the “Issuer”). This Amendment No. 1 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used approximately $22,945,441.31 (excluding brokerage commissions) in the aggregate to purchase the shares of Common Stock reported in this Schedule 13D.

 The source of the funds used to acquire the shares of Common Stock reported herein is the working capital of the Funds, which at any given time may include funds borrowed on margin in the ordinary course and on customary terms.

Item 5.    INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)  The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.  As of the date hereof, the Reporting Persons beneficially own an aggregate of 299,851 shares of Common Stock, which shares of Common Stock may be deemed to be beneficially owned by each of the Manager, Manager GP and Mr. Robbins, and which represent approximately 1.2% of the outstanding Common Stock. All percentages set forth herein are based on 25,813,361 shares of Common Stock of the Issuer outstanding as of May 10, 2019, as reported in the Issuer's Form 10-Q filed with the SEC on May 16, 2019.

For purposes of disclosing the number of shares of Common Stock beneficially owned by each of the Reporting Persons, Manager, Manager GP and Mr. Robbins may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) all shares of Common Stock that are owned beneficially by the Reporting Persons.  Each of Manager, Manager GP and Mr. Robbins disclaims beneficial ownership of such shares of Common Stock for all other purposes.

The Funds have delegated to Manager sole voting and investment power over the securities held directly by the Funds. As a result, each of Manager, Manager GP, as the general partner of Manager, and Mr. Robbins, as Chief Executive Officer of Manager, may be deemed to exercise voting and investment power over the shares of Common Stock directly held by the Funds. The Funds specifically disclaim beneficial ownership of the securities of the Issuer directly held by them by virtue of their inability to vote or dispose of such securities as a result of such delegation to Manager.

(c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons on behalf of the Funds during the past sixty days is set forth in Schedule I hereto and is incorporated herein by reference.

 (d) Not applicable.

 (e) On May 16, 2019, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Issuer's Common Stock.

SIGNATURES
After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
    Date: May 20, 2019

BLUE HARBOUR GROUP, LP
By: Blue Harbour Holdings, LLC, its general partner

By:	/s/ Clifton S. Robbins
Name: Clifton S. Robbins
Title: Managing Member

BLUE HARBOUR HOLDINGS, LLC
By:	/s/ Clifton S. Robbins
Name: Clifton S. Robbins
Title: Managing Member

By:	/s/ Clifton S. Robbins
CLIFTON S. ROBBINS

Schedule I

TRANSACTIONS IN SHARES OF COMMON STOCK BY THE REPORTING PERSONS

The following table sets forth all transactions in the shares of Common Stock effected by each of the Reporting Persons (on behalf of the Funds) in the past sixty days.  All such transactions were sales of shares of Common Stock effected in the open market, and the table excludes commissions paid in per share prices.

Manager

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
5/16/2019	(2,744)	79.49
5/16/2019	(25,456)	79.49
5/16/2019	(4,315)	79.21
5/16/2019	(5,902)	79.21
5/16/2019	(32,430)	79.21
5/16/2019	(3,846)	79.21
5/16/2019	(1,041)	79.21
5/16/2019	(27,543)	78.88
5/16/2019	(16,215)	78.88
5/16/2019	(2,068)	78.88
5/16/2019	(10,552)	78.77
5/16/2019	(9,729)	78.77
5/16/2019	(2,032)	78.77
5/16/2019	(2,466)	78.84
5/16/2019	(680)	78.84
5/16/2019	(1,181)	78.84
5/16/2019	(14,545)	78.84
5/16/2019	(2,278)	78.84
5/16/2019	(4,054)	79.49
5/16/2019	(21,825)	79.49
5/16/2019	(4,972)	79.49
5/16/2019	(12,015)	79.21
5/16/2019	(13,095)	79.21
5/16/2019	(6,055)	79.21
5/16/2019	(915)	79.21
5/16/2019	(1,591)	79.21
5/16/2019	(18,331)	79.21
5/16/2019	(339)	78.88
5/16/2019	(7,261)	78.88
5/16/2019	(32,902)	78.88
5/16/2019	(2,845)	78.88
5/16/2019	(5,299)	78.88
5/16/2019	(1,486)	78.88
5/16/2019	(8,724)	78.77
5/16/2019	(15,687)	78.77
5/16/2019	(2,070)	78.84

5/16/2019	(18,156)	78.84
5/16/2019	(2,912)	79.84
5/16/2019	(18,717)	79.49
5/16/2019	(2,232)	79.49
5/16/2019	(19,726)	79.21
5/16/2019	(4,354)	79.21
5/16/2019	(11,231)	79.21
5/16/2019	(12,689)	78.88
5/16/2019	(2,837)	78.88
5/16/2019	(18,516)	78.88
5/16/2019	(2,567)	78.77
5/16/2019	(11,960)	78.77
5/16/2019	(2,049)	78.77
5/16/2019	(7,259)	78.84
5/16/2019	(7,176)	78.84
5/16/2019	(1,277)	78.84
5/17/2019	(3,379)	80.25
5/17/2019	(25,635)	80.25
5/17/2019	(2,158)	80.25
5/17/2019	(4,019)	80.25
5/17/2019	(7,743)	80.25
5/17/2019	(13,466)	80.25
5/17/2019	(13,769)	80.25
5/17/2019	(332)	80.25
5/17/2019	(12,562)	80.97
5/17/2019	(8,835)	80.97
5/17/2019	(19,458)	82.06
5/17/2019	(19,535)	82.06
5/17/2019	(808)	82.06
5/17/2019	(875)	82.06
5/17/2019	(779)	82.06
5/17/2019	(4,660)	82.06
5/17/2019	(24,386)	82.06
5/17/2019	(14,090)	80.25
5/17/2019	(37,308)	80.25
5/17/2019	(25,729)	80.25
5/17/2019	(31)	80.97
5/17/2019	(1,065)	80.97
5/17/2019	(1,154)	80.97
5/17/2019	(1,027)	80.97
5/17/2019	(6,146)	80.97
5/17/2019	(13,985)	80.97
5/17/2019	(19,809)	82.06
5/17/2019	(17,224)	82.06
5/17/2019	(13,318)	82.06
5/17/2019	(655)	82.06
5/17/2019	(20,079)	82.06
5/17/2019	(6,042)	82.06
5/17/2019	(2,041)	80.25

5/17/2019	(501)	80.25
5/17/2019	(872)	80.25
5/17/2019	(11,045)	80.25
5/17/2019	(4,296)	80.25
5/17/2019	(19,463)	80.25
5/17/2019	(1,407)	80.25
5/17/2019	(2,619)	80.25
5/17/2019	(5,047)	80.25
5/17/2019	(5,081)	80.25
5/17/2019	(3,696)	80.97
5/17/2019	(8,975)	80.97
5/17/2019	(3,224)	80.97
5/17/2019	(5,180)	82.06
5/17/2019	(18,441)	82.06
5/17/2019	(12,733)	82.06
5/17/2019	(527)	82.06
5/17/2019	(571)	82.06
5/17/2019	(508)	82.06
5/17/2019	(3,038)	82.06
5/17/2019	(11,374)	82.06

5/20/2019	(1,241)	82.07
5/20/2019	(13,062)	82.07
5/20/2019	(10,099)	82.07
5/20/2019	(496)	82.07
5/20/2019	(12,467)	82.07
5/20/2019	(2,451)	82.26
5/20/2019	(18,699)	82.26
5/20/2019	(29,946)	82.33
5/20/2019	(5,304)	82.33
5/20/2019	(2,303)	82.12
5/20/2019	(2,380)	82.12
5/20/2019	(15,112)	82.12
5/20/2019	(15,455)	82.12
5/20/2019	(3,577)	82
5/20/2019	(40,878)	82.07
5/20/2019	(18,555)	82.26
5/20/2019	(4,583)	82.26
5/20/2019	(5,449)	82.33
5/20/2019	(3,150)	82.33
5/20/2019	(20,341)	82.33
5/20/2019	(9,624)	82.33
5/20/2019	(34,026)	82.12
5/20/2019	(4,538)	82.12
5/20/2019	(2,166)	82
5/20/2019	(1,748)	82
5/20/2019	(5,331)	82.07
5/20/2019	(8,514)	82.07
5/20/2019	(6,583)	82.07
5/20/2019	(324)	82.07
5/20/2019	(7,005)	82.07
5/20/2019	(3,998)	82.26
5/20/2019	(11,714)	82.26
5/20/2019	(24,166)	82.33
5/20/2019	(2,020)	82.33
5/20/2019	(2,938)	82.12
5/20/2019	(1,770)	82.12
5/20/2019	(11,147)	82.12
5/20/2019	(10,331)	82.12
5/20/2019	(2,658)	82